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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.   )*

                      American Digital Communications, Inc.
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                                 (Name of Issuer)

                         Common Stock, $0.0001 Par Value
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                          (Title of Class of Securities)

                                   025369-10-9
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                                  (CUSIP Number)

              Steven L. Wasserman, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7220
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 October 7, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 025369 10 9
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Securicor Radiocoms Limited
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     England and Wales
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                1,150,000
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     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               1,150,000
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,150,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.1%
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14   TYPE OF REPORTING PERSON*
     OO
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
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CUSIP No. 025369 10 9

     This original Schedule 13D Statement is filed on behalf of Securicor Radiocoms Limited, a corporation organized under the laws of England and Wales (Radiocoms), for the purpose of reporting the acquisition by Radiocoms of certain shares of common stock, par value $0.0001 per share, of American Digital Communications, Inc., a Wyoming corporation.

Item 1.   Security and Issuer.

     This Schedule 13D Statement relates to the shares of common stock, par value $0.0001 per share (the "Shares") of American Digital Communications, Inc., a Wyoming corporation ("ADC"), which has its principal executive offices at 5575 DTC Parkway, Suite 355, Englewood, Colorado.

Item 2.   Identity and Background.

     (a) The person filing this Schedule 13D is Securicor Radiocoms Limited ("Radiocoms"). Radiocoms is the wholly owned subsidiary of Intek Diversified Corporation, a Delaware corporation ("Intek"). A majority of the outstanding capital stock of Intek is owned by Securicor Communications Limited, a corporation organized under the laws of England and Wales ("Securicor"), which is a wholly owned subsidiary of Securicor plc, a publicly owned corporation organized under the laws of England and Wales ("Securicor plc").

     (b) The business address of Radiocoms and its directors and officers is Cross Keys House, Block A, Westfield Industrial Estate, Midsomer Norton, Bath, Avon BA3 4BS, United Kingdom. The business address of Intek and its officers and directors is 970 West 190th Street, Suite 720, Torrance, California, 90502. The business address of Securicor, Securicor plc and their officers and directors is 15 Carshalton Road, Sutton, Surrey, England SM1 4LD.

     (c) Securicor and Radiocoms (i) design, develop and manufacture a range of land mobile radio products using linear modulation technology, (ii) provide technical and project management expertise for custom engineered land mobile radio communication system solutions and (iii) sell mobile communication systems and radio equipment for businesses, using products purchased from
established manufacturers.   Securicor plc's primary business is widely
diversified. Intek develops, constructs and manages 220 Megahertz specialized mobile radio systems throughout the United States.

     (d)  Negative with respect to all reporting persons.

     (e)  Negative with respect to all reporting persons.

     (f) Radiocoms, Securicor and Securicor plc are corporations organized under the laws of England and Wales. Intek is a Delaware corporation.

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CUSIP No. 025369 10 9

Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares reported herein as having been acquired by Radiocoms were issued to Radiocoms in exchange for services provided to ADC, which, according to the agreement pursuant to which such services were provided, were deemed to have a value of approximately $450,000.

Item 4.   Purpose of Transaction.

     Radiocoms purchased the Shares for the purposes of investment. Depending on market conditions, developments with respect to ADC's business and other factors, Radiocoms reserves the right to dispose of or acquire additional Shares. Radiocoms does not presently have any plans or proposals that relate to or would result in any of the transactions described in the instructions for items (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by ADC, there are 22,579,380 Shares outstanding.

          Radiocoms beneficially owns 1,150,000 Shares, or approximately 5.1% of the Shares that are outstanding. As sole stockholder of Securicor, which holds a majority of the voting stock of Intek, which is the sole stockholder of Radiocoms, Securicor plc may be deemed to beneficially own such Shares.

     (b) Securicor plc, as the sole stockholder of Securicor, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by Radiocoms.

     (c) On October 7, 1996, Radiocoms received 1,150,000 Shares together with $448,500 in exchange for the installation of 13 specialized mobile radio systems.

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.

Item 7.   Material to be Filed as Exhibits.

     Not applicable.
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CUSIP No. 025369 10 9

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 1997                SECURICOR RADIOCOMS LIMITED


                                        By: /s/ Michael G. Wilkinson
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                                              Michael G. Wilkinson